Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Yuan Guangyu (CEO)	-	-	-
Xu Keqiang (President)	-	-	-
Non-executive Directors
Yang Hua (Chairman)	-	C	-
Wang Dongjin (Vice Chairman)	-	-	M
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Qiu Zhi Zhong	-	M	-

Notes:

C	Chairman of Board committee
M	Member of Board committe

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 7 May 2019

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong